OppenheimerFunds, Inc.
Two World Financial Center
225 Liberty Street, 11th Floor
New York, New York 10281-1008

March 16, 2012

Via Electronic Transmission
Ms. Deborah Skeens
U.S. Securities and Exchange Commission
Division of Investment Management
100 F Street, NE
Washington, DC 20549

Re:	Registration Statement on Form N-14 for Oppenheimer Balanced Fund/VA
(SEC File No. 333-179583)
Dear Ms. Skeens:

We have reviewed your comments, received on March 1, 2012, to the Registration Statement on Form N-14, filed with the Securities and Exchange Commission (the “Commission”) on February 17, 2012 (the “Registration Statement”), for Oppenheimer Balanced Fund/VA ("Balanced Fund/VA" or the “Registrant”) a series of Oppenheimer Variable Account Funds, regarding the reorganization of Total Return Portfolio ("Panorama Total Return") a series of Panorama Series Fund, Inc., into the Registrant. For your convenience, we have included each of your comments in italics, followed by our response. The captions used below correspond to the captions the Registrant uses in the Registration Statement and defined terms have the meanings defined therein.

1.      Please confirm supplementally that all requests for the Statement of Additional Information ("SAI") included in the Registration Statement will be accompanied by copies of both the Registrant's and Panorama Total Return's SAIs, which are incorporated by reference therein.

We will provide copies of both the Registrant's and Panorama Total Return's SAIs with each copy of the Registration Statement SAI that is requested.

2.      Please clarify in the "Notice of Special Meeting of Shareholders" and on the cover of the "Combined Prospectus and Proxy Statement" (the "Proxy Statement") that the Panorama Total Return shares are also "Non-Service" shares.

The disclosure has been revised as requested.

3.      Please explain why the Manager's limitation on the Registrant's total annual operating expenses is shown as 0.67% in the paragraph immediately preceding the Fee Table on page 3 of the Proxy Statement, while the total annual operating expenses after that waiver is shown as 0.69% in both the Fee Table and in the section "What am I being asked to vote on?" on page 1.

The Manager's expense limitation on the Registrant's total annual operating expenses does not include the waiver of the indirect management fees incurred through that Fund’s investment in Oppenheimer Institutional Money Market Fund, which was 0.02% during the Registrant's most recent fiscal year. That information is included in the next to the last sentence in the paragraph immediately preceding the Fee Table.

4.      Please explain why the Manager's limitation on the Registrant's total annual operating expenses and the waiver of the indirect management fees incurred through the Registrant’s investment in Oppenheimer Institutional Money Market Fund is shown in the Fee Table if those limitations may be amended or withdrawn at any time after April 29, 2012.

The Manager's limitation on the Registrant's total annual operating expenses and the waiver of the indirect management fees incurred through the Registrant’s investment in Oppenheimer Institutional Money Market Fund may not be amended or withdrawn until April 29, 2013. The disclosure has been revised to reflect that.

5.      In the section "How do the investment objectives and policies of the Funds compare?" please indicate that the Registrant is the surviving fund.

The disclosure has been revised as requested.

6.      Please confirm supplementally that the Expense Examples only reflect the effect of the Funds' fee and expense waivers for one year.

As requested, we confirm that the Expense Examples only reflect the effect of the Funds' fee and expense waivers for one year.

7.      Please add a footnote to the table in the section "What are the capitalizations of the Funds and what would the capitalization be after the Reorganization?" stating that the figures have been reduced to reflect the costs of the reorganization or explaining why no adjustment is needed.

The disclosure has been revised as requested.

8.      In the table in the section "How do the investment objectives and policies of the Funds compare?" please use the same designations for similar types of investments.

The disclosure has been revised as requested.

9.      In that same table, the first sentence in the section before the section titled "Who is the Fund Designed For"? is unclear. Please clarify that sentence, particularly in regard to the limits on the acquired fund's asset allocations.

The disclosure has been revised as requested.

10.                      The chart in the section "How do the Principal Risks of Investing in the Funds differ?" does not indicate that Mortgage Backed and Asset Backed securities are "principal risks" of the acquired fund (Panorama Total Return). Based on each Fund's holdings of those securities, please consider whether those investments are "principal risks" of that Fund.

The disclosure has been revised to indicate Mortgage Backed and Asset Backed securities as "principal risks" of Panorama Total Return.

11.                      Please explain, supplementally, why different indices are used to track the performance of the two Funds.

Both the Barclays Capital U.S. Aggregate Bond Index (formerly "Lehman Brothers U.S. Aggregate Bond Index ") and the BofA Merrill Lynch Corporate and Government Master Index (formerly "Merrill Lynch Corporate and Government Master Index") are broad-based measures of fixed income market performance. Each index was chosen independently, in or prior to February 1994 for Balanced Fund/VA and in or prior to April 1997 for Panorama Total Return (prior to March 1996 Panorama Total Return was managed by a different investment adviser). Although it is allowable for a fund's registration statement to use a different index from the one(s) used in prior years (as per instruction 2(c) to Item 4 performance table), we know of no requirement to do so.

12.                      In the Pro Forma schedule of investments, include the name of the surviving fund in the headings for the columns that include the combined pro forma information.

The disclosure has been revised as requested.

13.                      In the Pro Forma "Statements of Assets and Liabilities," reduce the net assets of the combined entity for the expenses of the reorganization.

The disclosure has been revised as requested.

14.                      Please confirm that the Pro Forma Statements of Operations have been calculated in compliance with the requirements of Regulation SX Rule11-02(b)(6).

As requested, we confirm that the Pro Forma Statements of Operations have been calculated in compliance with the requirements of Regulation SX Rule11-02(b)(6).

15.                      We note that the Pro Forma changes in net assets are not required.

Although that disclosure is not required, we have included it in the past and will leave it in this document.

16.	The notes to the Pro Forma financial statements should include information regarding:

(a) The use of estimates;

(b) Identification of the "surviving fund" for accounting purposes; and

(c) How the surviving fund was determined.

The disclosure has been revised as requested.

*     *     *     *     *

The undersigned hereby acknowledges that (i) should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing; (ii) the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the Registrant from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and (iii) the Registrant may not assert this action as defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please direct any questions you may have regarding the Registration Statement or this letter to the undersigned at:

OppenheimerFunds, Inc. Two World Financial Center 225 Liberty Street, 16th Floor New York, New York 10281-1008 212-323-5089 nvann@oppenheimerfunds.com

Sincerely,

/s/ Nancy S. Vann
Nancy S. Vann Vice President & Associate Counsel
Tel.: 212.323.5089
Fax: 212.323.4070

cc:	Deborah Skeens, Esq., Securities and Exchange Commission
A. Taylor Edwards, Esq.
K & L Gates LLP
KPMG LLP
Gloria LaFond